SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013 (Report No.4)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: November 18, 2013

FOR IMMEDIATE RELEASE

ABnote and OTI Partner to Enable NFC Payments for ABnote’s
Mobile Wallet Offering

ABnote will Demonstrate the Solution at the Paris Cartes Secure Connexions Event on November 19-21

Fort Lee, New Jersey and Rosh Pina, Israel – November 18, 2013 – ABnote, a leading global card manufacturer and provider of financial and secure credentialing solutions, and On Track Innovations (OTI) (NASDAQ: OTIV), a global leader in contactless transactions and near-field communication (NFC), have signed an initial business and technical collaboration agreement. As part of the agreement, ABnote will offer OTI’s new WAVE device, the industry’s first audio jack plug-in component for smartphones, tablets and PCs, to enable NFC payment within ABnote’s mobile wallet offering.

Based on OTI’s patented NFC technology, the WAVE solution is device agnostic, allowing users to employ their smartphone, tablet or other device for secure payment and other transactions. ABnote’s mobile solutions rely on an open architecture, and are managed by its MasterCard® and Visa® certified Trusted Service Manager (TSM), which guarantees maximum flexibility and scalability.

As an end-to-end scalable and turnkey solution, the OTI and ABnote NFC-enabled solution provides comprehensive and affordable EMV mobile issuance. ABnote’s wallet and OTI’s WAVE device can be privately labeled and personalized with a payment card application as well as other services, including healthcare, transit, access control, and loyalty card applications.

“OTI’s WAVE device expands our capabilities for secure NFC-based payments,” said John Ekers, global CIO of ABnote. “The small form factor, core functionality and ease of use, combined with its versatility, make the WAVE solution a great fit for our mobile wallet offering. This aligns well with our strategic approach – to offer scalable and customizable open solutions. The ability for OTI’s WAVE to work on any device, coupled with the secure credential provisioning of the ABnote TSM, allows merchants and issuers to affordably reach all of their customers, while ensuring the security of the data during the enrollment process.”

Ofer Tziperman, OTI’s CEO, commented, “We are excited to collaborate with ABnote and contribute more than 20 years of experience providing field-proven NFC payment solutions. As new players enter the cashless payment space, we are partnering with companies like ABnote to ensure that financial institutions have the technology and know-how to leverage innovations and retain leadership in the financial arena.”

ABnote will be demonstrating the integrated solution at booth 92 in Hall 4 at the Paris Cartes Secure Connexions Event on November 19–21, 2013. Cartes is the leading international exhibit and conference for payment and identification solutions.

About ABnote
ABnote, with facilities in North America, Europe, Africa, and Australasia, is a premier and trusted provider of secure products and solutions. We provide solutions to global customers including financial, retail, government, and many other commercial markets. ABnote’s primary products include financial cards (Dual Interface, EMV, magnetic stripe), identification and credential cards (Drivers’ Licenses, National ID cards, Student ID), transit cards, hotel, facility and theme park  access cards and membership programs, retail plastic cards (gift, loyalty, RFID), barcodes and labels and secure documents (vital records, certificates, passports, and more); along with complimentary secure services, including instant card issuance, NFC mobile payments, TSM, personalization, secure warehousing, distribution and fulfillment.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

ABnote Company Contact:
Leslie Wengenroth
American Banknote
+1 617-363-4200
marketing@abnotena.com

OTI Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949-574-3860
OTIV@liolios.com